FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, November 15, 2013

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX COMPLETES C$431,000,000 BOUGHT DEAL FINANCING

Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) (TSX: FFH and FFH.U) has completed its previously announced public offering of 1,000,000 subordinate voting shares at a price of C$431.00 per share, for gross proceeds of C$431 million. Net proceeds of the issue, after commissions and expenses, are approximately C$417.1 million.

The subordinate voting shares were sold through a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc. that also included Merrill Lynch Canada Inc., Scotia Capital Inc., TD Securities Inc., and Cormark Securities Inc.

Fairfax intends to use the net proceeds of the offering to augment its cash position at the holding company and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946